SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                  SCHEDULE 13G
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 5)


                           Sierra Monitor Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   826400 10 3
--------------------------------------------------------------------------------
                                 (CUSIP Number)




       Check the following box if a fee is being paid with this statement: [ ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               Page 1 of 5 Pages

CUSIP No. ........................................................  826400 10 3


(1)    Names of Reporting  Persons S.S. or I.R.S.  Identification  Nos. of Above
       Persons..................................................................

                                Gordon R. Arnold
                                  ###-##-####
                            -----------------------
                            (Social Security Number)

(2)    Check the Appropriate Box if a Member of a Group (See Instructions)
       (a).................................................................[   ]
       (b)................................................................ [ x ]


(3)    SEC Use Only.............................................................


(4)    Citizenship or Place of
       Organization.................................   U.S. Citizen


Number of                    (5)    Sole Voting Power
Shares Beneficially                 ............................      858,892
Owned by Each Reporting
Person With                  (6)    Shared Voting Power
                                    ............................

                             (7)    Sole Dispositive Power
                                    ............................      858,892

                             (8)    Shared Dispositive Power
                                    ............................


(9)    Aggregate Amount Beneficially Owned by Each Reporting Person
       .........................................................      858,892


(10)   Check if the  Aggregate  Amount in Row 9  Excludes  Certain
       Shares (See Instructions)................................


(11)   Percent of Class Represented by Amount in Row 9
       ............................................................   8.4%


(12)   Type of Reporting Person (See Instructions) ................   IN

                               Page 2 of 5 Pages

Item 1 (a)  Name of Issuer:

              Sierra Monitor Corporation

Item 1 (b)  Address of Issuer's Principal Executive Offices:

              1991 Tarob Court
              Milpitas, California 95035

Item 2 (a)  Name of Person Filing:

              Gordon R. Arnold

Item 2 (b)  Address of Principal Business Office:

              1991 Tarob Court
              Milpitas, California 95035

Item 2 (c)  Citizenship (Place of Organization):

              United States of America

Item 2 (d)  Title of Class of Securities:

              Common Stock

Item 2 (e)  CUSIP Number:

              826400 10 3

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

              (a) [  ]   Broker or Dealer registered under section 15 of the Act

              (b) [  ]   Bank as defined in section 3 (a) (6) of the Act

              (c) [ ] Insurance Company as defined in section 3 (a) (19) of the Act

              (d) [ ]    Investment  Company   registered  under  section  8  of
                         the Investment Company Act

              (e) [  ]   Investment Adviser registered  under section 203 of the
                         Investment Advisers Act of 1940

                               Page 3 of 5 Pages

              (f) [  ]   Employee   Benefit   Plan,   Pension   Fund   which  is
                         subject to the  provisions  of the Employee  Retirement
                         Income  Security Act of 1974 or Endowment Fund; see ss.
                         240.13d-1 (b) (1) (ii) (F)

              (g) [  ]   Parent Holding Company, in accordance with ss.240.13d-1
                         (b) (ii) (G)  (Note:  See Item 7)

              (h) [  ]   Group, in accordance with ss. 240.13d-1 (b)(1)(ii)(H)

Item 4.  Ownership

              (a)   Amount Beneficially Owned:

                                    858,892

              (b)   Percent of Class:

                                    8.4%

              (c)   Number of shares as to which such person has:

                      (i) sole power to vote or to direct the
                          vote .......................................858,892

                     (ii) shared power to vote or to direct the
                          vote .......................................

                    (iii) sole power to dispose or to direct the
                          disposition of .............................858,892

                     (iv) shared power to dispose or to direct the
                          disposition of .............................

Item 5.  Ownership of Five Percent or Less of a Class

              If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6.  Ownership of More than Five Percent on Behalf of Another Person

              Inapplicable.

                               Page 4 of 5 Pages

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

              Inapplicable.


Item 8.  Identification and Classification of Members of the Group

              Inapplicable.


Item 9.  Notice of Dissolution of Group

              Inapplicable.


Item 10. Certification

              Inapplicable.


                                    SIGNATURE

              After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement on Schedule 13G is true, complete and correct.

              Dated:  1/29/96

                                            /s/ Gordon R. Arnold
                                           ---------------------------
                                                Gordon R. Arnold


                               Page 5 of 5 Pages